Exhibit 99.1

Yucheng Technologies Ltd. Announces its Acquisition of 100% Ownership
of Sunrisk Information Technology Ltd.

BEIJING, January 22, 2007---Yucheng Technologies Ltd. (YCHTF.OB, YCHWF.OB) today announced that that its wholly owned subsidiary, Beijing Yucheng Technologies, signed a stock purchase agreement to acquire 100% ownership of Sunrisk Information Technology Ltd., a Beijing based risk management solution and service provider to Chinese banks. The consideration for the acquisition of the stock of Sunrisk Information Technology Ltd. was all cash deal which was partially paid at the time of acquisition, with the balance due on January 31, 2007 and March 31, 2008 based on the 2006 and 2007 results of operations. For 2006, Sunrisk’s unaudited revenue was approximately US$ 1,536,000 (RMB 12 million) and unaudited net profit was US$ 960,000 (RMB 7.5 million) under US GAAP.

Sunrisk has implemented risk management consulting and implementation projects for 8 out of 15 top banks in China since it started conducting business in 2004, covering the areas of methodology, modeling, testing/verification, statistical analysis, and policy and processes in the ALM (Asset Liability Management) and market risk segments in the risk management area. David Wang, founder and CEO of Sunrisk, is a specialist in the risk management field with previous work experience as vice president of JP Morgan New York and Singapore as well as Managing Consultant at IBM Hong Kong. David also holds a PhD degree from Yale University. Simon Wang is COO and co-founder of Sunrisk, who worked at Bank of China for 7 years culminating as Deputy Head of Research and Development.

Weidong Hong, CEO of Yucheng Technologies Ltd., said “we are extremely pleased with this accretive acquisition because Sunrisk’s industry leading risk management practice highly complements and broadens Yucheng existing IT solution and service offerings for our banking clients. With all the Chinese banks regulated to be Basel II compliant by 2010, Yucheng is now well positioned to take advantage of the significant demand for risk management solutions and systems in the Chinese banking industry. We will continue to focus on fast-growth and high-margin IT service and solution businesses through both organic growth and accretive acquisitions to maximize our shareholder value.” David Wang, CEO of Sunrisk Information Technology Ltd., said “ Yucheng Technologies is one of the top IT solution and service providers that is well recognized and respected in the Chinese financial technology segment for its total solution for the banking industry, its leading position in internet banking and call center solutions, and its strong project implementation capabilities. Being part of Yucheng will enable our leading risk management practices to be backed by Yucheng’s existing nation-wide reach of sales and marketing network, its extensive client base, and its strong management platform to further increase our market share.”

About Yucheng Technologies Ltd.

Yucheng Technologies Ltd. is an IT solution and services provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has established an extensive footprint to serve its banking clients nationwide with five subsidiaries and representative offices located in Shanghai, Guangzhou, Xian, Xiamen, and Chengdu. Yucheng currently has more than 600 employees across China. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks from system integration and IT consulting, to IT solutions, software platform, and outsourced operations. Yucheng counts 12 out of the 15 top commercial banks in China as its customers. Yucheng is especially strong in banking channel management IT solution and services, such as web banking and call centers. It has the largest market share in the web banking application market in China by user base according to a third party research report. Yucheng is ranked one of the top five IT solution providers, along with IBM and Digital China by IDC’s “China Banking Industry IT Solution 2006-2010 Forecast and Analysis” report released in September 2006. Yucheng management team consists of industry veterans with extensive experience in serving the Chinese banking industry.

About Sunrisk Information Technology Ltd.

Sunrisk Information Technology Ltd. is the leading local risk management total solution provider to Chinese banking industry. It is based in Beijing, China with 30 employees. Sunrisk is especially strong in consulting, product implementation and system integration in the areas of enterprise risk management of financial institutions. Sunrisk has implemented risk management related consulting and implementation project for 8 out of 15 top banks in China covering the areas of methodology, modeling, testing/verification, statistical analysis, and policy and processes in the ALM (Asset Liability Management) and market risk segments in the risk management area.. It has worked with and implemented software products for various global vendors in risk management, such as Oracle, Sendero, Reuters, and Kamakura.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ‘‘may,’’ ‘‘will,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘project’’ or ‘‘continue’’ or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; integration of the Sunrisk into Yucheng business, ; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For more information, please contact:

In Beijing, China
Ms. Wei Peng
Investor Relations, Yucheng Technologies Ltd.
Tel: 8610- 64420533
Email: pengwei@yuchengtech.com

In the U.S.A.
Mr. Jim Preissler
IR Consultant
Tel: 1-646-383-4832
Email: jim@yuchengtech.com